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Exhibit (8)B

HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074
TEL	804 • 788 • 8200
FAX	804 • 788 • 8218
FILE NO: 45851.1

March 30, 2005

Community Bank of Northern Virginia
8150 Leesburg Pike
Vienna, Virginia 22182

Merger of Community Bank of Northern Virginia
Into Mercantile-Safe Deposit and Trust Company
Certain Federal Income Tax Consequences

Ladies and Gentlemen:

We have acted as counsel to the Community Bank of Northern Virginia ("the Bank"), a Virginia bank, in connection with the proposed merger (the "Merger") of the Bank into Mercantile-Safe Deposit and Trust Company ("Merger Bank"), a Maryland bank and a wholly-owned subsidiary of Mercantile Bankshares Corporation ("Parent"), a Maryland corporation, pursuant to the Agreement and Plan of Merger among Parent, the Bank, and Merger Bank dated as of January 24, 2005 (the "Agreement"). Any capitalized term used but not defined in this letter has the meaning given that term in the Agreement.

The Bank's only class of stock outstanding is common stock ("Bank Shares"). In the Merger, as a result of cash elections and (if necessary) proration, 40 percent of the outstanding Bank Shares are to be converted into the right to receive $20.375 in cash per share, as may be adjusted pursuant to Section 11.01(d)(iii) of the Agreement, and 60 percent of the outstanding Bank Shares are to be converted into the right to receive 0.4005 of a share of Parent common stock ("Parent Stock") per share, as may be adjusted pursuant to Section 11.01(d)(iii) of the Agreement. Any Bank shareholder who becomes entitled to a fractional share of Parent Stock as a result of the Merger, after aggregating all the shareholder's Bank Shares, will receive cash from Parent in lieu of the fractional share in an amount based on the closing price of the Parent Stock on the trading day immediately prior to the closing of the Merger. The Bank shareholders are not entitled to exercise dissenter's rights with respect to the Merger.

You have requested our opinion concerning certain federal income tax consequences of the Merger. In giving this opinion, we have reviewed the Agreement, the Plan of Merger, the Form S-4 Registration Statement under the Securities Act of 1933 relating to the Merger (the "S-4"), and such other documents as we have considered necessary. In addition, appropriate officers of the Bank and Parent have advised us as follows:

        1.  The consideration to be received by holders of the Bank Shares in the Merger was determined by arm's length negotiations between the managements of Parent and the Bank. In connection with the Merger, the holders of Bank Shares will not receive in exchange for such stock, directly or indirectly, any consideration other than Parent Stock, cash in an amount equal to no more than 50% of the fair market value of all Bank Shares outstanding and cash in lieu of fractional shares of Parent Stock.

        2.  The fair market value of the Parent Stock and/or cash (including cash in lieu of a fractional share of Parent Stock) received by each Bank shareholder will be approximately equal to the fair market value of the Bank Shares surrendered in exchange therefor.

        3.  The payment of cash in lieu of fractional shares of Parent Stock to holders of Bank Shares is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration.

        4.  Neither Parent, any subsidiary of Parent, nor, to the best knowledge of the management of Parent and the management of the Bank, any partnership (or other entity taxable as a partnership for federal tax purposes) in which Parent or any subsidiary of Parent is a partner, has any plan or intention to redeem, purchase, exchange or otherwise reacquire (including by derivative transactions such as an equity swap which would have the economic effect of an acquisition) any of the Parent Stock to be issued in the Merger, other than stock repurchases made in the open market pursuant to a stock repurchase plan (adopted by Parent) for stock of Parent which is widely held and is publicly and actively traded.

        5.  No liabilities of the Bank or the Bank shareholders will be assumed by Parent, and Parent will not acquire in the Merger any Bank Shares subject to any liabilities. The liabilities of the Bank assumed by Merger Bank and the liabilities to which the transferred assets of the Bank are subject were incurred by the Bank in the ordinary course of its business (including liabilities of the Bank for expenses solely and directly related to the Merger).

        6.  After the Merger, no dividends or distributions will be made to the former Bank shareholders by Parent other than dividends or distributions made to all holders of Parent Stock.

        7.  To the best knowledge of the management of Parent and the management of the Bank, neither Parent, any subsidiary of Parent, nor any partnership (or other entity taxable as a partnership for federal tax purposes) in which Parent or any subsidiary of Parent is a partner, owns or within the past 5 years has owned, beneficially or of record, any class of stock of the Bank or any securities of the Bank or any instrument giving the holder the right to acquire any such stock or securities.

        8.  Neither Parent nor any subsidiary of Parent (i) has transferred or will transfer cash or other property to the Bank or any subsidiary of the Bank in anticipation of the Merger or (ii) has made or will make any loan to the Bank or any subsidiary of the Bank in anticipation of the Merger.

        9.  Merger Bank has no plan or intention, and Parent has no plan or intention to cause or permit Merger Bank, to issue additional shares of stock (or securities, options, warrants or instruments giving the holder thereof the right to acquire Merger Bank stock) that would (or if exercised would) result in Parent losing control of Merger Bank. For purposes of this opinion letter, "control" with respect to a corporation shall mean ownership of at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of each other class of stock of the corporation. Prior to the Merger, Parent will be in control of Merger Bank and Merger Bank will hold no Parent Stock.

        10.  In the Merger, Merger Bank will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Bank immediately prior to the Merger. For purposes of this representation, amounts used (or to be used) by the Bank to pay Merger expenses, amounts paid (or to be paid) to holders of Bank Shares pursuant to the exercise of dissenters' rights, amounts paid (or to be paid) by the Bank (and not with funds provided by Parent) to redeem stock, securities, warrants or options of the Bank, or to repay any indebtedness of the Bank as part of any overall plan of which the Merger is a part, and amounts distributed (or to be distributed) by the Bank to stockholders (except for regular, normal dividends) as part of any overall plan of which the Merger is a part, in each case will be treated as constituting assets held by the Bank immediately prior to the Effective Time that Merger Bank will not acquire.

        11.  Following the Merger, Parent will continue the conduct of the Bank's historic business or use a significant portion of the Bank's historic business assets in a business. For this purpose, Parent will be treated as holding all of the businesses and assets of its Qualified Group. A Qualified Group is one or more chains of corporations connected through stock ownership with Parent but only if Parent is in control of at least one other corporation and each of the corporations (other than Parent) is controlled directly by one of the other corporations.

        12.  In anticipation of the Merger, neither the Bank, any subsidiary of the Bank, nor any partnership (or other entity taxable as a partnership for federal tax purposes) in which the Bank or any subsidiary of the Bank is a partner, has redeemed or acquired any shares of stock of the Bank or entered into any agreement, understanding or arrangement to acquire any such shares, other than shares acquired in the ordinary course of business in connection with employee incentive and benefit programs, and the Bank has not made any distributions with respect to its stock other than regular, normal dividends.

        13.  Parent has no plan or intention to (i) liquidate Merger Bank, (ii) merge Merger Bank into another entity in a transaction in which Merger Bank will not be the surviving entity, (iii) sell, exchange, distribute or otherwise dispose of the stock of Merger Bank or (iv) permit or cause Merger Bank to sell, exchange or otherwise dispose of any of its assets except for dispositions in the ordinary course of its business or transfers or successive transfers of stock or assets to one or more members of Parent's Qualified Group.

        14.  Neither Parent, Merger Bank nor any other subsidiary of Parent has paid or will pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of Bank Shares in connection with or as part of the Merger or any related transactions. Neither Parent, Merger Bank nor any other subsidiary of Parent has agreed to assume, nor will it directly or indirectly assume, any other expense or other liability, whether fixed or contingent, of any holder of Bank Shares.

        15.  The Bank has paid or will pay its expenses incurred in connection with the Merger, except that Merger Bank, as successor to the Bank, may pay after the Merger expenses of the Bank that are solely and directly related to the Merger and not paid before the Merger. Neither the Bank nor any subsidiary of the Bank has paid or will pay expenses, if any, incurred by holders of Bank Shares in connection with or as part of the Merger or related transactions.

        16.  There is no intercorporate indebtedness existing between (i) Parent or any of its subsidiaries and (ii) the Bank or any of its subsidiaries that was issued, acquired, or will be settled at a discount.

        17.  Neither Parent, Merger Bank, nor the Bank is a regulated investment company, a real estate investment trust or a corporation more than 25 percent (25%) of the fair market value of whose total assets consists of stock and securities of any one issuer and more than 50 percent (50%) of the fair market value of whose total assets consists of stock and securities of five or fewer issuers (each, an "Investment Company"). For purposes of this representation, in making the 25% and 50% determinations under the preceding sentence, (i) stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary's assets, (ii) a corporation shall be considered a subsidiary if the parent owns 50% or more of the combined voting power of all classes of stock entitled to vote or 50% or more of the total value of shares of all classes of stock outstanding, (iii) all entities that are members of the same "controlled group" within the meaning of section 1563(a) of the Internal Revenue Code of 1986, as amended (the "Code"), are treated as a single issuer, and (iv) in determining total assets, there shall be excluded cash and cash items (including receivables), government securities and assets acquired (through incurring indebtedness or otherwise) for purposes of ceasing to be an Investment Company.

        18.  None of the compensation received or to be received by any shareholder-employees of the Bank is or will be separate consideration for, or allocable to, any of their Bank Shares to be surrendered in the Merger. None of the shares of Parent Stock to be received by any shareholder-employee of the Bank in the Merger is or will be separate consideration for, or allocable to, any employment, consulting or similar arrangement. Any compensation paid or to be paid to any shareholder of the Bank who will be an employee of or perform advisory services for Parent, Merger Bank or any affiliate thereof after the Merger, will be determined by bargaining at arm's length.

        19.  Either (a) no Bank Shares, if any, that were acquired in connection with the performance of services (including stock acquired through the exercise of an option or warrant acquired in connection with the performance of services) are subject to a substantial risk of forfeiture within the meaning of section 83(c) of the Code or (b) any shares of Parent Stock received in exchange for Bank Shares that were acquired in connection with the performance of services and are subject to a substantial risk of forfeiture within the meaning of section 83(c) of the Code will be subject to substantially the same risk of forfeiture after the Merger.

        20.  Since April 16, 1997, the Bank has not distributed to its shareholders or security holders stock or securities of a controlled corporation, nor have Bank Shares been distributed, in a transaction to which section 355(a) of the Code applies.

        21.  The Merger will be carried out in accordance with the Merger Agreement and as described in the Proxy Statement/Prospectus, and none of the material terms and conditions therein has been or will be waived or modified.

        22.  There are no agreements regarding the Merger other than those expressly referred to in the Merger Agreement.

        23.  None of Parent, the Bank, or Merger Bank will take any position on any Federal, state, or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization for federal income tax purposes or with any of the foregoing representations.

On the basis of the foregoing, and assuming that the facts and representations set forth herein and in the officers' certificates provided to us by Parent and the Bank are and will remain true and accurate, we are of the opinion that (under existing law) for federal income tax purposes (1) the Merger will be a reorganization with the meaning of section 368(a) of the Code and (2) each of Parent, Merger Bank, and the Bank will be a party to the reorganization within the meaning of section 368(b) of the Code.

We are also of the opinion that the material United States federal income tax consequences of the Merger are fairly summarized in the S-4 under the headings "Summary—Material United States Federal Income Tax Consequences" and "The Merger—Material United States Federal Income Tax Consequences."

Except as set forth above, we express no opinion regarding any tax consequences of the Merger. This opinion may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our prior written consent. We consent to the use of this opinion as an exhibit to the S-4 and to references to this firm in the S-4 under the heading "The Merger—Material United States Federal Income Tax Consequences." In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

                      Very truly yours,
                      /s/ HUNTON & WILLIAMS LLP

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Merger of Community Bank of Northern Virginia Into Mercantile-Safe Deposit and Trust Company Certain Federal Income Tax Consequences